Exhibit 99.1

New Gold Reports Fourth Quarter and Annual Results

Provides 2020 Annual Operational Outlook

TORONTO--(BUSINESS WIRE)--February 13, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports fourth quarter and annual results for the Company as well as its operational outlook for 2020. (All amounts are in U.S. dollars unless otherwise indicated). An earnings conference call and webcast will begin at 12:00 pm Eastern Time to discuss the fourth quarter and year-end financial results and will be followed by a technical session to discuss the updated life of mine plans that were released today in a separate news release. (Details provided at the end of this news release).

(For detailed information, please refer to the Company’s Fourth Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A.)

Fourth Quarter and Annual Highlights

  Total production (excluding production from the Cerro San Pedro Mine) for the quarter was 101,423 gold equivalent (gold eq.) ounces (66,856 ounces of gold, 140,475 ounces of silver and 18.3 million pounds of copper). For the year, production was 486,141 gold eq. ounces (322,557 ounces of gold, 596,452 ounces of silver and 79.4 million pounds of copper) achieving annual guidance of 465,000 to 520,000 gold eq. ounces.
  Revenues for the quarter were $139 million and $631 million for the year.
  Operating expense for the quarter was $1,007 per gold eq. ounce and $762 per gold eq. ounce for the year.
  Total cash costs1,2 for the quarter were $942 per gold eq. ounce and $792 per gold eq. ounce for the year, achieving guidance of $740 to $820 per gold eq. ounce.
  All-in sustaining costs (AISC)1,2 for the quarter were $1,862 per gold eq. ounce and $1,310 per gold eq. ounce for the year, below guidance of $1,330 to $1,430 per gold eq. ounce due to lower sustaining capital spend.
  Net earnings from continuing operations for the quarter was $0.3 million ($0.00 per share) with a net loss for the year of $74 million ($0.12 per share).
  Adjusted net loss2 from continuing operations for the quarter was $28 million ($0.04 per share) and $47 million ($0.08 per share) for the year.
  Operating cash flow generated from continuing operations for the quarter was $48 million ($0.07 per share) and $264 million ($0.43 per share) for the year. Operating cash flow generated from continuing operations for the quarter, before non-cash changes in working capital2, was $39 million ($0.06 per share) and $238 million ($0.39 per share) for the year.
  As of the end of the quarter, the Company had available liquidity of approximately $335 million, including $83 million in cash and cash equivalents.
  On February 13, 2020, the Company released results of the updated Life of Mine plans for the Rainy River Mine (Rainy River) and the New Afton Mines (New Afton).

“In 2019 we began a journey to reposition the company for long-term success and sustainable shareholder value creation and we are encouraged by the progress we made as we have delivered on all our key commitments that position the Company for the future.” stated Renaud Adams, CEO. “With the release of our updated life of mine plans we now begin a new phase for the Company as we position Rainy River for profitable operations that drive free cash flow generation by the end of 2020 that will sustain over the life of the mine. We will also continue to focus on advancing development of the New Afton C-zone and expand our exploration program at both operations. The entire New Gold team is dedicated to executing on our updated mine plans that create value for our shareholders.”

  “Operating expense per gold equivalent ounce” and “AISC per gold equivalent ounce” are calculated using gold equivalent ounces sold.

  Refer to the “Non-GAAP Performance Measures” section of this press release.

Financial Highlights (Continuing Operations1)

	Q4 2019	Q4 2018	2019	2018
Revenues from mining operations	139.2	157.4	630.6	604.5
Net earnings (loss), per share	0.00	(1.28)	(0.12)	(1.88)
Adj. net earnings (loss)[2] per share	(0.04)	0.01	(0.08)	(0.04)
Operating cash flow, per share	0.07	0.10	0.43	0.33
Adj. operating cash flow[2], per share	0.06	0.13	0.39	0.46
Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines. Refer to the “Non-GAAP Performance Measures” section of this press release.
  Revenues for the quarter from continuing operations were $139 million, a decrease over the prior-year quarter due to a decrease in gold eq. ounces sold and a decrease in the average realized price of copper partially offset by an increase in average realized price of gold.
  Operating expenses for the quarter were $105 million, an increase over the prior-year quarter due to increased throughput at planned lower grades and an increase in operating waste tonnes mined at Rainy River. Operating expenses also included a non-cash charge of $14 million related to an inventory write down at Rainy River.
  Net earnings for the quarter was $0.3 million ($0.00 per share), an increase over the prior year quarter due primarily to the prior year including an impairment charge relating to Rainy River.
  Adjusted net loss for the quarter was $28.0 million ($0.04 per share), which is an increase in loss over the prior year quarter due to the planned lower grade ore mined and processed in the period.

Operational Highlights

	Q4 2019	2019	Guidance[3]
Gold eq. production (ounces)[1,2]	101,423	486,141	465,000-520,000
Gold production (ounces)	66,856	322,557	300,000-335,000
Copper production (Mlbs)	18.3	79.4	75-85
Average realized gold price, per ounce[2]	1,366	1,337	-
Average realized copper price, per pound[2]	2.69	2.71	-
Operating expense, per gold eq. ounce	1,007	762	-
Total cash costs, per gold eq. ounce[2]	942	792	$740-$820
AISC, per gold eq. ounce[2]	1,862	1,310	$1,330-$1,430
Sustaining capital and sustaining leases ($M)[2,3]	89.8	227.6	$220-$245
Growth capital ($M)[2]	12.3	35.9	$50-$55
  Gold eq. ounces include silver and copper ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. All copper is produced by the New Afton Mine. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for 2019 Guidance was calculated based on spot price assumptions of $1,300 per gold ounce, $16.00 per silver ounce and $2.75 per copper pound.
  Refer to the “Non-GAAP Financial Performance Measures” section of this press release.
  On November 6, 2019 annual sustaining capital estimates for the Rainy River Mine were reduced to $175-$190 million, decreasing consolidated sustaining capital estimates to $220-$245 million.

Rainy River Highlights

Rainy River Mine	Q4 19	2019	Guidance
Gold eq. production (ounces)[1]	51,915	257,051	250,000-275,000
Gold eq. sold (ounces)	57,258	268,718	-
Gold production (ounces)	51,122	253,772	245,000-270,000
Gold sold (ounces)	56,390	265,359	-
Average realized gold price, per ounce	1,366	1,335	-
Operating expense, per gold eq. ounce	1,278	962	-
Total cash costs, per gold eq. ounce	1,032	910	$870-$950
AISC, per gold eq. ounce	2,429	1,630	$1,690-$1,790
Sustaining capital and sustaining leases ($M)[2]	78.9	188.6	$175-$190
Growth capital ($M)	0.1	6.8	~3
  Gold eq. ounces for Rainy River include silver ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce and $17.31 per silver ounce and includes 74,236 ounces of silver. The ratio for annual guidance was calculated at average spot prices of $1,300 per gold ounce, and $2.75 per pound copper.
  On November 6, 2019 annual sustaining capital estimates for the Rainy River Mine were reduced to $175 to $190 million from $210 to $230 million.

Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019	2019 Guidance
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	118,404
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	18,712	~31,000
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	73,702
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	25,990
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	99,692
Strip ratio (waste: ore)	2.22	6.10	4.36	5.10	5.99	5.33	~3.1:1
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	21,980	22,000-24,000
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.08	~1.10
Gold recovery (%)	86	90	93	91	91	91	90-92
Mill availability (%)	77	89	88	88	89	88	85-88
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	253,772	245,000-270,000
Gold eq. production[1] (oz)	230,349	62,278	66,765	76,092	51,915	257,051	250,000-275,000
  The mine reported gold eq. production of 51,915 ounces (51,122 ounces of gold and 67,808 ounces of silver) for the quarter and 257,051 gold eq. ounces (253,772 ounces of gold and 282,053 ounces of silver) for the year, achieving the lower end of annual guidance of 250,000 to 275,000 gold eq. ounces. Gold production during the quarter was impacted by lower throughput at the mill facility and the expected lower grade ore from Phase 2 as the ore from Phase 1 was mined out as planned.
  Operating expenses were $1,278 per gold eq. ounce for the quarter and $962 per gold eq. ounce for the year and included a non-cash inventory write down of $14 million primarily related to the derecognition of the low-grade stockpile as inventory. Operating expenses per gold eq. ounce for the three months and year ended December 31, 2019 increased when compared to the prior-year periods as lower grade gold ore was mined and processed.
  Total cash costs were $1,032 per gold eq. ounce for the quarter and $910 per gold eq. ounce for the year, achieving guidance of $870 to $950 per gold eq. ounce. Total cash costs per gold eq. ounce for the three months and year ended December 31, 2019 increased when compared to the prior-year periods as lower grade gold ore was mined and processed.
  Sustaining capital (net of proceeds from disposal of assets) and sustaining lease payments for the quarter increased to $79 million, which primarily related to the completion of the Stage 2 Tailings Management Area (TMA) dam construction, installation of wick drains for stabilization of the east waste dump, ongoing renovations of the camp facility and construction work for the rescoped maintenance and warehouse facilities, and $12 million of capitalized mining costs. Sustaining capital (net of proceeds from disposal of assets) and sustaining lease payments for the year were $189 million, including $32 million of capitalized mining costs, in-line with reduced annual sustaining capital estimates of $175 to $190 million (from $210-$230 million) due to cost reductions of approximately $15 million related to the TMA and the rescoped maintenance and warehouse facilities, as well as the deferral of capital to 2020 of approximately $20 million.
  AISC were $2,429 per gold eq. ounce for the quarter, impacted by higher sustaining capital spend during the quarter, primarily related to the completion of substantially all deferred construction capital projects as noted above, as well as higher capitalized mining costs. AISC for the year was $1,630 per gold eq. ounce, below guidance of $1,690 to $1,790 per gold eq. ounce due to lower than planned sustaining capital for the year.
  Growth capital for the year was $6.8 million, higher than annual guidance of approximately $3 million, primarily related to the purchase of underground infrastructure.
  During the quarter, approximately 1.8 million ore tonnes and 10.7 million waste tonnes (including 3.9 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.99:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Earlier in the year, the decision was made to prioritize waste stripping in order to prepare ore faces in anticipation of the updated life of mine plan. Additionally, 0.8 million tonnes of out-pit material were mined during the quarter for use in planned dam raises. Total tonnes mined per day for the quarter averaged 136,124 tonnes per day, an increase of more than 20% over the prior three quarters.
  Mill throughput for the quarter averaged 22,521 tonnes per day. As previously disclosed, due to an extended period of heavy rainfall in the area, the mill operated at lower capacity in October in order to manage water levels in the TMA. Once the Stage 2 TMA dam construction was completed in late October, which provided approximately 7 to 8 million cubic meters of additional TMA capacity, mill throughput increased to average 24,858 tonnes per day for November and December, exceeding the target range of 24,000 tonnes per day (original design was 21,000 tonnes per day).
  Mill availability for the quarter averaged 89%, achieving target levels with all major mill upgrades substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput in the coming quarters as mill availability improves and the pebble crusher is commissioned.
  Gold recovery averaged 91% for the quarter, in-line with plan.
  Subsequent to period end, the Company completed a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios which achieved the overall objective of improving the return on investment over the life of the mine. The results of the study were released on February 13, 2020.
  As operational performance has improved over the past five quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support this initiative, the Company has engaged an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.
  Exploration activities continued in the fourth quarter, with the completion of the soil geochemical survey and the geological mapping in the northeastern portion of the broader Rainy River land package. Data interpretation is underway to identify drill-ready targets for follow-up reconnaissance drilling campaign planned for the first half of 2020.

New Afton Highlights

New Afton Mine	Q4 19	2019	Guidance
Gold eq. production (ounces) [1]	49,507	229,091	215,000 - 245,000
Gold eq. sold (ounces)	47,188	219,447	-
Gold production (ounces)	15,734	68,785	55,000 - 65,000
Gold sold (ounces)	15,301	65,694	-
Copper production (Mlbs)	18.3	79.4	75 - 85
Copper sold (Mlbs)	17.3	76.4	-
Average realized gold price, per ounce	1,364	1,348	-
Average realized copper price, per pound	2.68	2.71	-
Operating expense, per gold eq. ounce	678	517	-
Total cash costs, per gold eq. ounce	833	647	$600 - $640
AISC, per gold eq. ounce	1,076	829	$810 - $890
Sustaining capital and sustaining leases ($M)	10.7	38.0	$45 - $55
Growth capital ($M)	10.5	24.1	$40 - $45
  Gold eq. ounces for New Afton includes silver ounces and copper pounds produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound and includes 65,368 ounces of silver. The ratio for annual guidance was calculated at average spot prices of $1,300 per gold ounce, and $2.75 per pound copper.

New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019	2019 Guidance
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	15,620	16,000 – 17,000
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,300	14,000 – 15,000
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.47	~0.45
Gold recovery (%)	85	83	83	80	79	82	76 - 80%
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	68,785	55,000 – 65,000
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.78	~0.86
Copper recovery (%)	83	83	83	84	81	83	80 – 85%
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	79.4	75 – 85
Gold eq. production[1] (oz)	279,755	60,986	65,791	52,807	49,507	229,091	215,000 – 245,000
  The mine produced 49,507 gold eq. ounces for the quarter (15,734 ounces of gold, and 18.3 million pounds of copper) and 229,091 ounces (68,785 ounces of gold, and 79.4 million pounds of copper) for the year, achieving production guidance of 215,000 to 245,000 gold eq. ounces. Production in the quarter was impacted by unscheduled belt repairs that resulted in mill feed being supplemented by the intermediate grade stockpile. Gold eq. production was impacted by the lower realized copper price.
  Operating expenses were $678 per gold eq. ounce for the quarter and $517 per gold eq. ounce for the year, impacted by costs related to belt repairs noted above and lower gold eq. ounces due the lower copper price.
  Total cash costs were $833 per gold eq. ounce for the quarter and $647 per gold eq. ounce for the year, slightly above guidance of $600 to $640 per gold eq. ounce primarily due to the lower gold eq. ounces related to the lower copper price.
  The increase in operating expenses per gold eq. ounce, total cash costs per gold eq. ounce for the three months and year ended December 31, 2019 when compared to the prior-year periods was primarily driven by higher operating expenses associated with the mining and processing of lower grade gold and copper ore.
  Sustaining capital and sustaining lease payments for the quarter were $10.7 million, and $38.0 for the year, below annual guidance of $45 to $55 million due to improved cost efficiencies realized on development meters, as well as the impact of working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020. Sustaining capital was primarily related to B3 mine development and a tailings dam raise.
  AISC were $1,076 per gold eq. ounce for the quarter and $829 per gold eq. ounce for the year, achieving guidance of $810 to $890 per gold eq. ounce. The increase in AISC per gold eq. ounce for the three months and year ended December 31, 2019 when compared to the prior-year periods was primarily driven by higher total cash costs and sustaining capital expenditures.
  Growth capital was $10.5 million for the quarter and $24.1 million for the year, primarily related to C-zone development, below annual guidance of $40 to $45 million. This was due to realized cost efficiencies in development metres, as well as the impact on working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020.
  The supergene recovery circuit is complete and operating at target recoveries and utilization.
  Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of additional resources from the SLC zone into the mine plan. During the quarter, exploration-heading development towards the C-zone advanced by approximately 1,135 metres. The results of the updated life of mine plan were released on February 13, 2020.
  The New Afton delineation and exploration programs completed in 2019 include three key initiatives: 1) underground drilling to delineate and expand mineral resources within and beneath the SLC zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (See May 29, 2019 press release). The regional exploration program advanced during the quarter with the definition of high priority drill targets within the Cherry Creek trend area; first-pass exploration drilling program has been finalized and is currently scheduled to start during the first quarter of 2020 upon permit issuance.

2020 Operational Outlook

The Company announces its operational outlook for 2020 with company-wide gold eq. production expected to be in-line with the prior year.

During the year the Company will continue to advance its strategy of re-positioning itself for long-term success that will include: implementing the updated Rainy River life of mine plan with a diligent focus on optimizing operational and cost performance that improves the return on investment over the life of the mine; continuing to advancing the internally funded development program for the New Afton C-zone; and focusing on organic growth opportunities by advancing strategic exploration programs at both assets.

In 2020, the Company will report production on a gold equivalent basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar.

Operational Estimates	Rainy River	New Afton	2020 Consolidated Guidance
Gold Produced (ounces)	240,000 – 260,000	73,000 – 83,000	313,000 – 343,000
Copper Produced (Mlbs)	-	75 - 85	75 – 85
Gold Eq. Produced (ounces)[1]	245,000 – 265,000	220,000 – 250,000	465,000 – 515,000
Operating expense per gold eq. ounce[1]	$875 - $955	$550 - $630	$725 - $805
Cash Costs per gold eq. ounce (on a co-product basis)[1]	$875 - $955	$665 - $745	$775 - $855
Corporate G&A per gold eq. ounce[1]	-	-	$30 - $40
Depreciation and depletion per gold eq. ounce[1]	$490 - $570	$275 - $355	$390 - $470
All-in Sustaining Costs per gold eq. ounce[1]	$1,470 - $1,550	$940 - $1,020	$1,260 - $1,340
Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	2020 Consolidated Guidance[1]
Sustaining Capital & Sustaining Leases ($M)	$128 - $162	$50 - $70	$178 - $232
Growth Capital ($M)[2]	$3 - $9	$85 - $105	$100 - $126
Exploration ($M)[3]	$2 - $6	$5 - $10	$9 - $18
  Gold equivalent ounces includes approximately 420,000 to 445,000 ounces of silver at Rainy River and approximately 330,000 to 340,000 ounces of silver at New Afton.
  Consolidated growth capital includes ~$12 million for Blackwater
  Exploration expense includes ~$2 million for Blackwater

Fourth Quarter Conference Call and Webcast and Technical Session Webcast

On February 13, 2020, the Company will release: 1) Fourth quarter and year-end financial results; 2) 2020 operational outlook; 3) Updated Mineral Reserves and Resources; and 4) Updated Life of Mine plans for the Rainy River and New Afton Mines.

An earnings conference call and webcast will begin at 12:00 pm Eastern Time to discuss the financial results followed by a technical session webcast to discuss the updated life of mine plans. Details are provided below:

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=CEE17A95-4B57-414E-90A0-E7B1596C1592
  Participants may also listen to the conference call by calling toll free 1-866-211-3198, or 1-647-689-6603 outside of the U.S. and Canada.
  A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 2441039. An archived webcast will also be available until March 3, 2020 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs and the factors contributing to those expected results, including throughput and grades expected to be mined; expected capital expenditures; planned development and exploration activities for 2020 and beyond at the Company’s operations; development of the New Afton C-zone; and the expected timing of a revised life-of-mine plan for New Afton and Rainy River.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and technical reports to be filed within 45 days of this release filed atwww.sedar.comand on EDGAR atwww.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2020 guidance and the material assumptions identified under the heading “outlook for 2020” in the MD&A.”

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), the risks identified in the “Enterprise Risk Management and Risk Factors” section of the MD&A as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available atwww.sedar.comand on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information in this news release has been reviewed and approved by Mr. Eric Vinet, Vice President for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Persons" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This news release was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this news release may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital, Adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price and are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital

"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

"Total cash costs per ounce” and total cash costs per gold eq. ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure.

Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement and other non-recurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS.

Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2019 filed at www.sedar.com and on EDGAR at www.sec.gov.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com